May 19, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Washington, D.C. 20549-7010

Attention:  Karina V. Dorin

RE:	Royale Energy, Inc.
Registration Statement on Form S-3/A
Filed February 3, 2012
File No. 333-203229

Dear Ms. Dorin:

Royale Energy, Inc., requests, pursuant to Rule 461, that the Commission accelerate to Wednesday, May 20, 2015, or as soon thereafter as practicable, the date on which the referenced registration statement on Form S-3 shall become effective.

In making this request, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Royale Energy, Inc.

/s/ Stephen M. Hosmer

By:  Stephen M. Hosmer
Co-President, Co-Chief Executive Officer
and Chief Financial Officer